Mercedes-Benz Auto Lease Trust 2014-A
Investor Report
Collection Period Ended   30-Sep-2015

Amounts in USD

Dates

Collection Period No.	18			
Collection Period (from... to)	1-Sep-2015	30-Sep-2015		
Determination Date	13-Oct-2015			
Record Date	14-Oct-2015			
Payment Date	15-Oct-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Sep-2015	15-Oct-2015	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Sep-2015	15-Oct-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	405,000,000.00	8,441,723.97	0.00	8,441,723.97	20.843763	0.000000
Class A-2B Notes	405,000,000.00	8,441,723.97	0.00	8,441,723.97	20.843763	0.000000
Class A-3 Notes	564,290,000.00	564,290,000.00	488,912,618.64	75,377,381.36	133.579155	0.866421
Class A-4 Notes	220,000,000.00	220,000,000.00	220,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,987,290,000.00**	**801,173,447.93**	**708,912,618.64**	**92,260,829.30**		

Overcollateralization	392,699,193.90	423,638,076.52	423,638,076.52
Total Securitization Value	**2,379,989,193.90**	**1,224,811,524.45**	**1,132,550,695.15**
present value of lease payments	833,251,990.13	220,123,105.73	195,894,441.66
present value of Base Residual Value	1,546,737,203.77	1,004,688,418.72	936,656,253.49

	Amount	Percentage
Initial Overcollateralization Amount	392,699,193.90	16.50%
Target Overcollateralization Amount	423,638,076.51	17.80%
Current Overcollateralization Amount	423,638,076.52	17.80%

	Interest Rate	Interest Payment	Interest $1000 Face	Interest & Principal Payment	Interest & per $1000 Face Amount
Class A-1 Notes	0.200000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.480000%	3,376.69	0.008338	8,445,100.66	20.852100
Class A-2B Notes	0.386550%	2,719.29	0.006714	8,444,443.26	20.850477
Class A-3 Notes	0.680000%	319,764.33	0.566667	75,697,145.69	134.145822
Class A-4 Notes	0.900000%	165,000.00	0.750000	165,000.00	0.750000
Total		**490,860.31**		**$92,751,689.61**	

Available Funds		Distributions	
Lease Payments Received	25,199,305.24	(1) Total Servicing Fee	1,020,676.27
Net Sales Proceeds-early terminations (including Defaulted Leases)	45,664,124.95	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	26,035,044.37	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	46,275.89	(3) Interest Distributable Amount Class A Notes	490,860.31
Excess mileage included in Net Sales Proceeds	424,858.57	(4) Priority Principal Distribution Amount	0.00
Subtotal	96,898,474.56	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	92,260,829.30
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	794.07	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	96,899,268.63	(9) Excess Collections to Certificateholders	3,126,902.75
Reserve Account Draw Amount	0.00	Total Distribution	96,899,268.63
Total Available Funds	96,899,268.63		

Distribution Detail

	Amount Due	Amount Paid	Shortfall	
Total Servicing Fee	1,020,676.27	1,020,676.27	0.00	
Total Trustee Fee	0.00	0.00	0.00	
Monthly Interest Distributable Amount	490,860.31	490,860.31	0.00	
thereof on Class A-1 Notes	0.00	0.00	0.00	
thereof on Class A-2A Notes	3,376.69	3,376.69	0.00	
thereof on Class A-2B Notes	2,719.29	2,719.29	0.00	
thereof on Class A-3 Notes	319,764.33	319,764.33	0.00	
thereof on Class A-4 Notes	165,000.00	165,000.00	0.00	
Interest Carryover Shortfall Amount	0.00	0.00	0.00	
thereof on Class A-1 Notes	0.00	0.00	0.00	
thereof on Class A-2A Notes	0.00	0.00	0.00	
thereof on Class A-2B Notes	0.00	0.00	0.00	
thereof on Class A-3 Notes	0.00	0.00	0.00	
thereof on Class A-4 Notes	0.00	0.00	0.00	
Interest Distributable Amount Class A Notes	490,860.31	490,860.31	0.00	
Priority Principal Distribution Amount	0.00	0.00	0.00	
Regular Principal Distribution Amount	92,260,829.30	92,260,829.30	0.00	
Principal Distribution Amount	92,260,829.30	92,260,829.30	0.00	

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,899,945.97
Reserve Fund Amount - Beginning Balance	11,899,945.97
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	97.82
minus Net Investment Earnings	97.82
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,899,945.97
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	97.82
Net Investment Earnings on the Exchange Note	
Collection Account	696.25
Investment Earnings for the Collection Period	794.07

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,379,989,193.90	56,365
Securitization Value beginning of Collection Period	1,224,811,524.45	34,361
Principal portion of lease payments	17,097,492.82	
Terminations- Early	43,460,803.13	
Terminations- Scheduled	24,395,908.96	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,306,624.39	
Securitization Value end of Collection Period	1,132,550,695.15	31,969
Pool Factor	47.59%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	24.30	10.26
Weighted Average Seasoning (months)	10.25	26.49
Aggregate Base Residual Value	1,759,458,761.00	987,907,419.09
Cumulative Turn-in Ratio		91.42%
Proportion of base prepayment assumption realized life to date		72.02%
Actual lifetime prepayment speed		0.61%

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,128,079,591.31	31,848	99.61%
31-60 Days Delinquent	3,078,377.01	83	0.27%
61-90 Days Delinquent	923,793.11	24	0.08%
91-120 Days Delinquent	468,933.72	14	0.04%
Total	1,132,550,695.15	31,969	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	875,065.91
Less Liquidation Proceeds	582,435.89
Less Recoveries	252,203.29
Current Net Credit Loss / (Gain)	40,426.73
Cumulative Net Credit Loss / (Gain)	1,351,898.29
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.057%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	74,288,270.57
Less sales proceeds and other payments received during Collection Period	72,302,134.22
Current Residual Loss / (Gain)	1,986,136.35
Cumulative Residual Loss / (Gain)	5,714,008.99
Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value	0.240%